14,402,000 American Depositary Shares

and

Warrants to Purchase 5,760,800 American Depositary Shares

Each American Depositary Share Representing Ten Ordinary Shares

PSIVIDA LIMITED

PLACEMENT AGENT AGREEMENT

June 29, 2007

Cowen and Company, LLC
JMP Securities LLC
c/o Cowen and Company, LLC
1221 Avenue of the Americas
New York, New York 10020

Dear Sirs:

1. Introductory. pSivida Limited, an Australian company existing pursuant to the Australian Corporations Act 2001 (the “Company”), proposes to sell to certain purchasers, pursuant to the terms of a subscription agreement in the form of Exhibit A attached hereto (the “Subscription Agreement”) to be entered into with such purchasers (each, a “Purchaser” and collectively, the “Purchasers”), up to an aggregate of 14,402,000 units (the “Units”) with each Unit consisting of (i) one American Depositary Share (an “ADS” or the “ADSs”), with each ADS representing ten ordinary shares of the Company (the “Ordinary Shares”) and (ii) one warrant in the form of Exhibit B (the “Warrants”) to purchase 0.4 ADS. The ADSs issuable upon exercise of the Warrants are referred to herein as the “Warrant ADSs.” The ADSs will be evidenced by American Depositary Receipts (“ADRs”) to be issued pursuant to the Deposit Agreement, dated January 24, 2005 (the “Deposit Agreement”) among the Company, Citibank, N.A., as depositary (the “Depositary”), and the holders and beneficial owners from time to time of the ADRs issued by the Depositary thereunder and evidencing the ADSs. The Company hereby confirms that Cowen and Company, LLC (“Cowen”) and JMP Securities LLC (“JMP,” and together with Cowen, the “Placement Agents”) acted as Placement Agents in accordance with the terms and conditions hereof. Cowen is acting as the representative of the Placement Agents, and in such capacity is hereinafter referred to as the “Representative.”

2. Agreement to Act as Placement Agents; Placement of Securities. On the basis of the representations, warranties and agreements of the Company contained herein, and subject to all the terms and conditions of this Placement Agent Agreement (this “Agreement”):

(I) The Company hereby acknowledges the Placement Agents acted as its agents to solicit offers for the purchase of all or part of the Units from the Company in connection with the proposed offering of the Units (the “Offering”). Until the Closing Date (as defined in Section 4 hereof), the Company shall not, without the prior written consent of the Representative, solicit or accept offers to purchase the ADSs otherwise than through the Placement Agents.

(II) The Company hereby acknowledges that the Placement Agents, as agents of the Company, used their reasonable efforts to solicit offers to purchase the Units on the terms and subject to the conditions set forth in the Prospectus (as defined below). The Placement Agents shall use reasonable efforts to assist the Company in selling Units to each Purchaser whose offer to purchase the Units was solicited by the Placement Agents and accepted by the Company, but the Placement Agents shall not, except as otherwise provided in this Agreement, be obligated to disclose the identity of any potential purchaser or have any liability to the Company in the event any such purchase is not consummated for any reason. Under no circumstances will the Placement Agents be obligated to underwrite or purchase any Units for its own account and, in soliciting purchases of Units, the Placement Agents acted solely as the Company’s agents and not as principals. Notwithstanding the foregoing and except as otherwise provided in this Section 2(II), it is understood and agreed that the Placement Agents (or their affiliates) may, solely at their discretion and without any obligation to do so, purchase the Units as principals; provided, however, that any such purchases by any of the Placement Agents (or its affiliates) shall be fully disclosed to the Company (including the identity of such Purchasers) and approved by the Company in accordance with Section 2(III).

(III) Offers for the purchase of Units were solicited by the Placement Agents as agents for the Company at such times and in such amounts as the Placement Agents deemed advisable. Each Placement Agent communicated to the Company, orally or in writing, each reasonable offer to purchase Units received by it as agent of the Company. The Company shall have the sole right to accept offers to purchase the Units and may reject any such offer, in whole or in part. Each Placement Agent has the right, in its discretion, without notice to the Company, to reject any offer to purchase Units received by it, in whole or in part, and any such rejection shall not be deemed a breach of this Agreement.

(IV) The Units are being sold to the Purchasers at a price of US$1.25 per Unit. The purchases of the Units by the Purchasers shall be evidenced by the execution of Subscription Agreements by each of the Purchasers and the Company.

(V) As compensation for services rendered, on the Closing Date, (A) the Company shall pay to the Placement Agents by wire transfer of immediately available funds to an account or accounts designated by the Representative, on such Closing Date, an aggregate amount equal to seven percent (7%) of the gross proceeds received by the Company from the sale on such Closing Date and (B) the Company shall issue the Placement Agents warrants (the “Placement Agent Warrants”) to purchase in the aggregate that number of ADSs equal to two percent (2%) of the ADSs sold in the Offering in substantially the form attached hereto as Exhibit C. The Placement Agents agree that the foregoing compensation, together with any expense reimbursement payable hereunder, constitutes all of the compensation that the Placement Agents shall be entitled to receive in connection with the Offering; such compensation shall supersede, in all respects, any and all prior agreements or understandings relating to compensation to be received by the Placement Agents from the Company in connection with the Offering.

(VI) No Units which the Company has agreed to sell pursuant to this Agreement and the Subscription Agreements shall be deemed to have been purchased and paid for, or sold by the Company, until an ADR representing ADSs and a warrant certificate representing the Warrant shall have been delivered to the Purchaser thereof against payment by such Purchaser. If the Company shall default in its obligations to deliver the ADRs and warrant certificates to a Purchaser whose offer it has accepted, the Company shall indemnify and hold the Placement Agents harmless against any loss, claim, damage or expense arising from or as a result of such default by the Company in accordance with the procedures set forth in Section 8 herein. Units will not be issued or certificated.

(VII) The Placement Agents shall make commercially reasonable efforts to obtain a letter from the National Association of Securities Dealers, Inc. (“NASD”) indicating that the NASD shall have raised no objection to the fairness and reasonableness of the terms hereof and arrangements hereunder.

3. Representations and Warranties of the Company.

The Company represents and warrants to the Placement Agents and the Purchasers, as of the date hereof, and agrees with the Placement Agents and the Purchasers, that:

(a) A registration statement of the Company on Form F-3 (File No. 333-141091) (including all post-effective amendments thereto filed before execution of this Agreement, the “Initial Registration Statement”) in respect of the Units has been filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). The Company meets the requirements for use of Form F-3 under the Securities Act, and the rules and regulations of the Commission thereunder (the “Rules and Regulations”). The Initial Registration Statement and any post-effective amendment thereto, each in the form heretofore delivered to the Representative, and excluding exhibits thereto, have been declared effective by the Commission in such form and meet the requirements of the Securities Act and the Rules and Regulations. Other than (i) a registration statement, if any, increasing the size of the Offering filed pursuant to Rule 462(b) under the Securities Act and the Rules and Regulations (a “Rule 462(b) Registration Statement”) and (ii) the Prospectus (as defined below) contemplated by this Agreement to be filed pursuant to Rule 424(b) of the Rules and Regulations in accordance with Section 5 hereof and (iii) any Issuer Free Writing Prospectus (as defined below), no other document with respect to the offer and sale of the Units has heretofore been filed with the Commission. No stop order suspending the effectiveness of the Initial Registration Statement, any post-effective amendment thereto or the Rule 462(b) Registration Statement, if any, has been issued and no proceeding for that purpose or pursuant to Section 8A of the Securities Act has been initiated or threatened by the Commission. The prospectus filed as part of the registration statement in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “Base Prospectus” and any prospectus subject to completion included in the Registration Statement or any preliminary prospectus (including any preliminary prospectus supplement) relating to the Units filed with the Commission pursuant to Rule 424(b) of the Rules and Regulations is hereinafter called a “Preliminary Prospectus.” The various parts of the Initial Registration Statement and the Rule 462(b) Registration Statement, if any, in each case including all exhibits thereto and including (i) the information contained in the Prospectus filed with the Commission pursuant to Rule 424(b) of the Rules and Regulations and deemed by virtue of Rules 430B and 430C under the Securities Act to be part of the Initial Registration Statement at the time it became effective and (ii) the documents incorporated by reference in the Rule 462(b) Registration Statement at the time the Rule 462(b) Registration Statement became effective, are hereinafter collectively called the “Registration Statement.” The base prospectus included in the Initial Registration Statement at the time of effectiveness thereof, as supplemented by the final prospectus supplement relating to the offer and sale of the Units, in the form filed pursuant to and within the time limits described in Rule 424(b) under the Rules and Regulations, is hereinafter called the “Prospectus.”

Any reference herein to any Registration Statement, Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein. Any reference to any amendment or supplement to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after the date of such Preliminary Prospectus or the Prospectus under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and incorporated by reference in such Preliminary Prospectus or Prospectus, as the case may be. Any reference to (i) any Registration Statement shall be deemed to refer to and include the annual report of the last completed fiscal year of the Company on Form 20-F filed under Section 13(a) or 15(d) of the Exchange Act prior to the date hereof and (ii) the effective date of such Registration Statement shall be deemed to refer to and include the date such Registration Statement became effective and, if later, the date such Form 20-F was so filed. Any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the date of this Agreement that is incorporated by reference in the Registration Statement.

(b) As of the Applicable Time (as defined below) and as of the Closing Date, as the case may be, none of (i) the General Use Free Writing Prospectus (as defined below) issued at or prior to the Applicable Time and the Pricing Prospectus (as defined below), all considered together (collectively, the “General Disclosure Package”), (ii) any individual Limited Use Free Writing Prospectus (as defined below), or (iii) the bona fide electronic road show (as defined in Rule 433(h)(5) of the Rules and Regulations that has been made available without restriction to any person), when considered together with the General Disclosure Package, included or, as of the Closing Date, will include any untrue statement of a material fact or omitted or, as of the Closing Date, will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to information contained in or omitted from the Pricing Prospectus, in reliance upon, and in conformity with, written information furnished to the Company through the Representative by or on behalf of any Placement Agent specifically for inclusion therein, which information the parties hereto agree is limited to the Placement Agents’ Information as defined in Section 17. As used in this paragraph (b) and elsewhere in this Agreement:

“Applicable Time” means 2:00 P.M., New York time, on the date of this Agreement or such other time as agreed to in writing by the Company and the Representative.

“Pricing Prospectus” means the Preliminary Prospectus and the Base Prospectus, each as amended and supplemented immediately prior to the Applicable Time, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the Rules and Regulations relating to the Units in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) of the Rules and Regulations.

“General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is identified on Schedule A to this Agreement.

“Limited Use Free Writing Prospectuses” means any Issuer Free Writing Prospectus that is not a General Use Free Writing Prospectus.

(c) No order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus relating to the Offering has been issued by the Commission, and no proceeding for that purpose or pursuant to Section 8A of the Securities Act has been instituted or, to the Company’s Knowledge, threatened by the Commission, and each Preliminary Prospectus, if any, at the time of filing thereof, conformed in all material respects to the requirements of the Securities Act and the Rules and Regulations, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to information contained in or omitted from any Preliminary Prospectus, in reliance upon, and in conformity with, written information furnished to the Company through the Representative by or on behalf of any Placement Agent specifically for inclusion therein, which information the parties hereto agree is limited to the Placement Agents’ Information as defined in Section 17.

(d) At the time the Registration Statement became effective, at the date of this Agreement and at the Closing Date, the Registration Statement and any amendments thereto conformed and will conform in all material respects to the requirements of the Securities Act and the Rules and Regulations and did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Prospectus and any amendments or supplements thereto, at the time the Prospectus or any amendment or supplement thereto was issued and at the Closing Date, conformed and will conform in all material respects to the requirements of the Securities Act and the Rules and Regulations and did not and will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing representations and warranties in this paragraph (d) shall not apply to information contained in or omitted from the Registration Statement or the Prospectus, or any amendment or supplement thereto, in reliance upon, and in conformity with, written information furnished to the Company through the Representative by or on behalf of any Placement Agent specifically for inclusion therein, which information the parties hereto agree is limited to the Placement Agents’ Information (as defined in Section 17). The Prospectus contains all required information under the Securities Act with respect to the Ordinary Shares, ADSs, ADRs, Warrants, Warrant ADSs and Units.

(e) Each Issuer Free Writing Prospectus, if any, as of its issue date and at all subsequent times through the completion of the offer and sale of the Units or until any earlier date that the Company notified or notifies the Representative as described in Section 5, did not and does not include any information that conflicted or conflicts with the information contained in the Registration Statement, Pricing Prospectus or the Prospectus, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified, or included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances prevailing, not misleading.

(f) The documents incorporated by reference in the Prospectus, when they were filed with the Commission, conformed in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and none of such documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(g) The Company has not, directly or indirectly, distributed and will not distribute any offering material in connection with the Offering other than any Preliminary Prospectus, the Prospectus and other materials, if any, permitted under the Securities Act and consistent with Section 5 below. The Company has or will file with the Commission all Issuer Free Writing Prospectuses (other than a “road show,” as described in Rule 433(d)(8) of the Rules and Regulations), if any, in the time and manner required under Rules 163(b)(2) and 433(d) of the Rules and Regulations.

(h) At the time of filing the Initial Registration Statement, any 462(b) Registration Statement and any post-effective amendments thereto, and at the date hereof, (i) the Company was not, and the Company currently is not, an “ineligible issuer,” as defined in Rule 405 of the Rules and Regulations, and (ii) the Company qualified, and the Company currently qualifies, as a “foreign private issuer” as such term is defined in the Exchange Act.

(i) The Company and each of its subsidiaries (as defined below) have been duly organized and are validly existing as corporations or other legal entities in good standing (or the foreign equivalent thereof) under the laws of their respective jurisdictions of organization or formation. The Company and each of its subsidiaries are duly qualified to do business and are in good standing (or the foreign equivalent thereof) as corporations or other legal entities in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification and have all power and authority (corporate or other) necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to so qualify or have such power or authority would not (i) have, in the aggregate, a material adverse effect on the condition (financial or otherwise), results of operations, assets, business or prospects of the Company and its subsidiaries taken as a whole, or (ii) impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate any transactions contemplated by this Agreement, the General Disclosure Package or the Prospectus (any such effect as described in clauses (i) or (ii), a “Material Adverse Effect”). The Company owns or controls, directly or indirectly, only the following corporations, partnerships, limited liability partnerships, limited liability companies, associations or other entities: (i) pSivida Inc.,  (ii) pSiMedica Limited, (iii) pSiOncology Pte. Limited and (iv) pSiNutria Limited (each, a “subsidiary”).

(j) The Company has the full right, power and authority to enter into this Agreement, each of the Subscription Agreements and that certain Escrow Agreement (the “Escrow Agreement”) dated as of the date hereof by and among the Company, the Placement Agents and the escrow agent named therein, and to perform and to discharge its obligations hereunder and thereunder; and each of this Agreement, the Deposit Agreement, each of the Subscription Agreements and the Escrow Agreement has been duly authorized, executed and delivered by the Company, and constitutes a valid and binding obligation of the Company enforceable in accordance with its terms.

(k) The Ordinary Shares have been duly and validly authorized and, when issued and delivered against payment therefor as provided in the Subscription Agreements, will be duly and validly issued, and will be fully paid and nonassessable and free of any preemptive or similar rights and will conform to the description thereof contained in the General Disclosure Package and the Prospectus. The Warrants have been duly and validly authorized and, when issued and delivered against payments therefor as provided in the Subscription Agreements, will be duly and validly issued and will conform to the description thereof contained in the General Disclosure Package and Prospectus. Upon the issuance by the Depositary of the ADRs evidencing the ADSs and the Warrant ADSs against the deposit of Ordinary Shares in accordance with the Deposit Agreement, such ADRs will be duly and validly issued under the Deposit Agreement and persons in whose names such ADRs are registered will be entitled to the rights of registered holders of ADRs as specified therein and in the Deposit Agreement.

(l) All of the issued shares of capital stock of the Company have been duly and validly authorized and issued, are fully paid and non-assessable, have been issued in compliance with all relevant securities laws, and conform to the description thereof contained in the General Disclosure Package and the Prospectus. As of June 24, 2007, there were 565,950,830 Ordinary Shares issued and outstanding, no preference shares of the Company issued and outstanding and 398,790,907 Ordinary Shares were issuable upon the exercise of all options, warrants and convertible securities outstanding as of such date. Since such date, the Company has not issued any securities other than equity interests or Ordinary Shares of the Company issued pursuant to the exercise of stock options previously outstanding under the Company’s stock option plans. All of the Company’s options, warrants and other rights to purchase or exchange any securities for shares of the Company’s capital stock have been duly authorized and validly issued and were issued in compliance with all relevant securities laws. None of the outstanding Ordinary Shares or equity interests were issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company. There are no authorized or outstanding shares of capital stock, options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any capital stock of the Company or any of its subsidiaries other than those described above or accurately described in the General Disclosure Package. The description of the Company’s stock option, stock bonus and other stock plans or arrangements, and the options or other rights granted thereunder, as described in the General Disclosure Package and the Prospectus, accurately and fairly present the information required to be shown with respect to such plans, arrangements, options and rights.

(m) All the outstanding shares of capital stock of each subsidiary of the Company have been duly authorized and validly issued, are fully paid and nonassessable and, except to the extent set forth in the General Disclosure Package and the Prospectus, are owned by the Company directly or indirectly through one or more wholly-owned subsidiaries, free and clear of any claim, lien, encumbrance, security interest, restriction upon voting or transfer or any other claim of any third party.

(n) Except as described in the General Disclosure Package and the Prospectus, the execution, delivery and performance of this Agreement, the Subscription Agreements and the Escrow Agreement by the Company, the issue and sale of the Units by the Company, the performance of its obligations under the Deposit Agreement and the consummation of the transactions contemplated hereby and thereby will not (with or without notice or lapse of time or both) conflict with or result in a breach or violation of any of the terms or provisions of, constitute a default under, give rise to any right of termination or other right or the cancellation or acceleration of any right or obligation or loss of a benefit under, or give rise to the creation or imposition of any lien, encumbrance, security interest, claim or charge upon any property or assets of the Company or any subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, nor will such actions result in any violation of the provisions of the charter or by-laws (or analogous governing instruments, as applicable) of the Company or any of its subsidiaries or any law, statute, rule, regulation, judgment, order or decree of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its subsidiaries or any of their properties or assets.

(o) Except for the registration of the ADSs, the Warrants and the Warrant ADSs offered in the Offering under the Securities Act and such other consents, approvals, authorizations, registrations or qualifications as may be required under the Exchange Act and applicable state securities laws or by the NASD and the Nasdaq Global Market (“Nasdaq GM”) or by the ASX Limited, and the lodgment of either a cleansing statement pursuant to section 708A(6) of the Australian Corporations Act 2001 (Cth) ("Corporations Act") with the Australian Securities Exchange ("ASX") or a prospectus satisfying the requirements of the Corporations Act with the Australian Securities and Investments Commission ("ASIC") (as required) and applying for quotation of the Ordinary Shares underlying the ADSs and the Warrant ADSs on ASX and notifying ASIC of their issue, in connection with the purchase of the Units by the Purchasers and the listing of the ADSs and the Warrant ADSs on the Nasdaq GM, no consent, approval, authorization or order of, or filing, qualification or registration (each an “Authorization”) with, any court, governmental or non-governmental agency or body, foreign or domestic, which has not been made, obtained or taken and is not in full force and effect, is required for the execution, delivery and performance of this Agreement, the Deposit Agreement, the Subscription Agreements and the Escrow Agreement by the Company, the offer or sale of the Units or the consummation of the transactions contemplated hereby or thereby; and no event has occurred that allows or results in, or after notice or lapse of time or both would allow or result in, revocation, suspension, termination or invalidation of any such Authorization or any other impairment of the rights of the holder or maker of any such Authorization. All corporate approvals (including those of stockholders) necessary for the Company to consummate the transactions contemplated by this Agreement have been obtained and are in effect.

(p) Deloitte Touche Tohmatsu, who have certified certain financial statements and related schedules included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus is an independent registered public accounting firm within the meaning of Article 2-01 of Regulation S-X and the Public Company Accounting Oversight Board (United States) (the “PCAOB”).

(q) The financial statements, together with the related notes, included or incorporated by reference in the General Disclosure Package, the Prospectus and the Registration Statement fairly present the financial position and the results of operations and changes in financial position of the Company and its consolidated subsidiaries at the respective dates or for the respective periods therein specified. Such statements and related notes have been prepared in accordance with Australian equivalents to International Financial Reporting Standards (“AIFRS”) applied on a consistent basis throughout the periods involved except as may be set forth in the related notes included or incorporated by reference in the General Disclosure Package. The financial statements, together with the related notes, included or incorporated by reference in the General Disclosure Package and the Prospectus comply in all material respects with Regulation S-X. No other financial statements or supporting schedules or exhibits are required by Regulation S-X to be described, or included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Prospectus. There is no pro forma or as adjusted financial information which is required to be included in the Registration Statement, the General Disclosure Package, the Prospectus or a document incorporated by reference therein in accordance with Regulation S-X which has not been included or incorporated as so required. The pro forma and pro forma as adjusted financial information (if applicable) and the related notes included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus have been properly compiled and prepared in accordance with the applicable requirements of Rule 11-02 of Regulation S-X and present fairly the information shown therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein. The summary and selected financial data included or incorporated by reference in the General Disclosure Package, the Prospectus and each Registration Statement fairly present the information shown therein as at the respective dates and for the respective periods specified and are derived from the consolidated financial statements incorporated by reference or set forth in the Registration Statement, the Pricing Prospectus and the Prospectus and other financial information. Nothwithstanding anything to the contrary in this Agreement, all of the representations and warranties of the Company relating to Regulation S-X compliance are only to the extent Regulation S-X is applicable to the Company as a foreign private issuer.

(r) Neither the Company nor any of its subsidiaries has sustained, since the date of the latest audited financial statements included or incorporated by reference in the General Disclosure Package, any Material Adverse Effect; and, since such date, there has not been any material change in the capital stock or long-term debt of the Company or any of its subsidiaries, taken as a whole, otherwise than as set forth or contemplated in the General Disclosure Package.

(s) Except as set forth in the General Disclosure Package and the Prospectus, there is no legal or governmental action, suit, claim or proceeding pending to which the Company or any of its subsidiaries is a party or of which any property or assets of the Company or any of its subsidiaries is the subject, including any proceeding before the United States Food and Drug Administration of the U.S. Department of Health and Human Services (“FDA”) or comparable federal, state, local or foreign governmental bodies (it being understood that the interaction between the Company and the FDA and such comparable governmental bodies relating to the clinical development and product approval process shall not be deemed proceedings for purposes of this representation), which is required to be described in the Registration Statement, the General Disclosure Package or the Prospectus or a document incorporated by reference therein and is not described therein, or which, singularly or in the aggregate, if determined adversely to the Company or any of its subsidiaries, could reasonably be expected to have a Material Adverse Effect or prevent the consummation of the transactions contemplated hereby; and to the best of the Company’s knowledge (“Knowledge”), no such proceedings are threatened or contemplated by governmental authorities or threatened by others. The Company is in compliance with all applicable federal, state, local and foreign laws, regulations, orders and decrees governing its business as prescribed by the FDA, or any other federal, state or foreign agencies or bodies with jurisdiction over the activities of the Company engaged in the regulation of pharmaceuticals or biohazardous substances or materials, except where noncompliance would not, singularly or in the aggregate, have a Material Adverse Effect. All preclinical and clinical studies conducted by or on behalf of the Company to support approval for commercialization of the Company’s products have been conducted by the Company, or to the Company’s Knowledge by third parties, in compliance with all applicable federal, state or foreign laws, rules, orders and regulations, except for such failure or failures to be in compliance as could not reasonably be expected to have, singularly or in the aggregate, a Material Adverse Effect.

(t) Neither the Company nor any of its subsidiaries (i) is in violation of its charter or by-laws (or analogous governing instrument, as applicable), (ii) is in default in any respect, and no event has occurred which, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject (including, without limitation, those administered by the FDA or by any foreign, federal, state or local governmental or regulatory authority with jurisdiction over the activities of the Company performing functions similar to those performed by the FDA) or (iii) is in violation in any respect of any law, ordinance, governmental rule, regulation or court order, decree or judgment to which it or its property or assets may be subject except, in the case of clauses (ii) and (iii) of this paragraph (t), for any violations or defaults which, singularly or in the aggregate, would not have a Material Adverse Effect.

(u) The Company and each of its subsidiaries possess all licenses, certificates, authorizations and permits issued by, and have made all declarations and filings with, the appropriate local, state, federal or foreign regulatory agencies or bodies (including, without limitation, those administered by the FDA or by any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA) which are necessary or desirable for the ownership of their respective properties or the conduct of their respective businesses as described in the General Disclosure Package and the Prospectus (collectively, the “Governmental Permits”) except where any failures to possess or make the same, singularly or in the aggregate, would not have a Material Adverse Effect. The Company and its subsidiaries are in material compliance with all such Governmental Permits; all such Governmental Permits are valid and in full force and effect, except where the validity or failure to be in full force and effect would not, singularly or in the aggregate, have a Material Adverse Effect. All such Governmental Permits are free and clear of any restriction or condition that are in addition to, or materially different from those normally applicable to similar licenses, certificates, authorizations and permits. Neither the Company nor any subsidiary has received notification of any revocation, modification, suspension, termination or invalidation (or proceedings related thereto) of any such Governmental Permit and to the Knowledge of the Company, no event has occurred that allows or results in, or after notice or lapse of time or both would allow or result in, revocation, modification, suspension, termination or invalidation (or proceedings related thereto) of any such Governmental Permit and the Company has no reason to believe that any such Governmental Permit will not be renewed, except as, in each case, would not have a Material Adverse Effect. Except as would not constitute a Material Adverse Effect, the Company and its subsidiaries are members in good standing of each Federal, state or foreign exchange, board of trade, clearing house or association and self-regulatory or similar organization, in each case as necessary to conduct their respective businesses as described in the General Disclosure Package and the Prospectus. The studies, tests and preclinical or clinical trials conducted by or on behalf of the Company that are described in the General Disclosure Package and the Prospectus (the “Company Studies and Trials”) were and, if still pending, are being, conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to, where applicable, accepted professional scientific standards; the descriptions of the results of the Company Studies and Trials contained in the General Disclosure Package and Prospectus are accurate in all material respects; and the Company has not received any notices or correspondence with the FDA or any foreign, state or local governmental body exercising comparable authority requiring the termination, suspension or material modification of any Company Studies or Trials that termination, suspension or material modification would reasonably be expected to have a Material Adverse Effect.

(v) Neither the Company nor, to the Company's Knowledge, any of its officers, directors or affiliates has taken or will take, directly or indirectly, any action designed or intended to stabilize or manipulate the price of any security of the Company, or which caused or resulted in, or which might in the future reasonably be expected to cause or result in, stabilization or manipulation of the price of any security of the Company.

(w) To the Knowledge of the Company, the Company and its subsidiaries own or possess the valid right to use (either directly or through licenses) all (i) valid and enforceable patents, patent applications, trademarks, trademark registrations, service marks, service mark registrations, Internet domain name registrations, copyrights, copyright registrations, licenses, trade secret rights (“Intellectual Property Rights”) and (ii) inventions, software, works of authorships, trade marks, service marks, trade names, databases, formulae, know how, Internet domain names and other intellectual property (including trade secrets and other unpatented and/or unpatentable proprietary confidential information, systems, or procedures) (collectively, “Intellectual Property Assets”) necessary to conduct their respective businesses as currently conducted, and as proposed to be conducted and described in the General Disclosure Package and the Prospectus, except as disclosed therein. The Company and its subsidiaries have not received any opinion from their legal counsel concluding that any activities of their respective businesses infringe, misappropriate, or otherwise violate, valid and enforceable Intellectual Property Rights of any other person, and have not received written notice of any challenge, which is to their Knowledge still pending, by any other person to the rights of the Company and its subsidiaries with respect to any material Intellectual Property Rights or Intellectual Property Assets owned or used by the Company or its subsidiaries, except as disclosed in the General Disclosure Package and the Prospectus. Except as described in the General Disclosure Package and the Prospectus, to the Knowledge of the Company, the Company and its subsidiaries’ respective businesses as now conducted do not give rise to any infringement of, any misappropriation of, or other violation of, any valid and enforceable Intellectual Property Rights of any other person. To the Knowledge of the Company, all licenses for the use of the Intellectual Property Rights described in the General Disclosure Package and the Prospectus are valid, binding upon, and enforceable by or against the parties thereto in accordance to its terms. The Company has complied in all material respects with, and is not in breach nor has received any asserted or threatened claim of breach of any Intellectual Property license, and the Company has no Knowledge of any breach or anticipated breach by any other person to any Intellectual Property license. Except as described in the General Disclosure Package, no material claim has been made against the Company alleging the infringement by the Company of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person. The Company has taken all reasonable steps to protect, maintain and safeguard its Intellectual Property Rights, including the execution of appropriate nondisclosure and confidentiality agreements. The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other person in respect of, the Company’s right to own, use, or hold for use any of the Intellectual Property Rights as owned, used or held for use in the conduct of the business as currently conducted.  The Company has taken all necessary actions to obtain ownership of all works of authorship and inventions made by its employees, consultants and contractors during the time they were employed by or under contract with the Company and which relate to the Company’s business. All founders and key employees have signed confidentiality and invention assignment agreements with the Company.

(x) The Company and each of its subsidiaries have good and marketable title in fee simple to, or have valid rights to lease or otherwise use, all items of real or personal property which are material to the business of the Company and its subsidiaries taken as a whole, in each case free and clear of all liens, encumbrances, security interests, claims and defects that do not, singularly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its subsidiaries; and all of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the General Disclosure Package and the Prospectus, are in full force and effect, and neither the Company nor any subsidiary has received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

(y) There is (A) no significant unfair labor practice complaint pending against the Company, or any of its subsidiaries, nor to the Knowledge of the Company, threatened against it or any of its subsidiaries, before the National Labor Relations Board, any state or local labor relation board or any foreign labor relations board, and no significant grievance or significant arbitration proceeding arising out of or under any collective bargaining agreement is so pending against the Company or any of its subsidiaries, or, to the Knowledge of the Company, threatened against it and (B) no labor disturbance by the employees of the Company or any of its subsidiaries exists or, to the Company’s Knowledge, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries principal suppliers, manufacturers, customers or contractors, that could reasonably be expected, singularly or in the aggregate, to have a Material Adverse Effect. The Company is not aware that any key employee or significant group of employees of the Company or any subsidiary plans to terminate employment with the Company or any such subsidiary.

(z) No “prohibited transaction” (as defined in Section 406 of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder (“ERISA”), or Section 4975 of the Internal Revenue Code of 1986, as amended from time to time (the “Code”)) or “accumulated funding deficiency” (as defined in Section 302 of ERISA) or any of the events set forth in Section 4043(b) of ERISA (other than events with respect to which the thirty (30)-day notice requirement under Section 4043 of ERISA has been waived) has occurred or could reasonably be expected to occur with respect to any employee benefit plan of the Company or any of its subsidiaries which could, singularly or in the aggregate, have a Material Adverse Effect. Each employee benefit plan of the Company or any of its subsidiaries is in compliance in all material respects with applicable law, including ERISA and the Code. The Company and its subsidiaries have not incurred and could not reasonably be expected to incur liability under Title IV of ERISA with respect to the termination of, or withdrawal from, any pension plan (as defined in ERISA). Each pension plan for which the Company or any of its subsidiaries would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified, and nothing has occurred, whether by action or by failure to act, which could, singularly or in the aggregate, cause the loss of such qualification.

(aa) The Company and its subsidiaries are in compliance with all foreign, federal, state and local rules, laws and regulations relating to the use, treatment, storage and disposal of hazardous or toxic substances or waste and protection of health and safety or the environment which are applicable to their businesses (“Environmental Laws”). There has been no storage, generation, transportation, handling, treatment, disposal, discharge, emission, or other release of any kind of toxic or other wastes or other hazardous substances by, due to, or caused by the Company or any of its subsidiaries (or, to the Company’s Knowledge, any other entity for whose acts or omissions the Company or any of its subsidiaries is or may otherwise be liable) upon any of the property now or previously owned or leased by the Company or any of its subsidiaries, or upon any other property, in violation of any law, statute, ordinance, rule, regulation, order, judgment, decree or permit or which would, under any law, statute, ordinance, rule (including rule of common law), regulation, order, judgment, decree or permit, give rise to any liability; and there has been no disposal, discharge, emission or other release of any kind onto such property or into the environment surrounding such property of any toxic or other wastes or other hazardous substances with respect to which the Company or any of its subsidiaries has knowledge, except for any such disposal, discharge, emission or other release of any kind that would not have a Material Adverse Effect. In the ordinary course of business, the Company and its subsidiaries conduct periodic reviews of the effect of Environmental Laws on their business and assets, in the course of which they identify and evaluate associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or Governmental Permits issued thereunder, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such reviews, the Company has reasonably concluded that such associated costs and liabilities would not have, singularly or in the aggregate, a Material Adverse Effect.

(bb) Each of the Company and its subsidiaries (i) has timely filed all necessary federal, state, local and foreign tax returns, and all such returns were true, complete and correct, (ii) has paid all federal, state, local and foreign taxes, assessments, governmental or other charges due and payable for which it is liable, including, without limitation, all sales and use taxes and all taxes which the Company or any of its subsidiaries is obligated to withhold from amounts owing to employees, creditors and third parties, and (iii) do not have any tax deficiency or claims outstanding or assessed or, to its Knowledge, proposed against any of them, except those, in each of the cases described in clauses (i), (ii) and (iii) of this paragraph (bb), that would not, singularly or in the aggregate, have a Material Adverse Effect. The Company and its subsidiaries have not engaged in any transaction which is a corporate tax shelter or which could be characterized as such by the Internal Revenue Service or any other taxing authority. The accruals and reserves on the books and records of the Company and its subsidiaries in respect of tax liabilities for any taxable period not yet finally determined are adequate to meet any assessments and related liabilities for any such period, and since June 30, 2006, the Company and its subsidiaries have not incurred any liability for taxes other than in the ordinary course.

(cc) The Company and each of its subsidiaries carry, or are covered by, insurance provided by recognized, financially sound and reputable institutions with policies in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties and as is customary for companies of a similar size engaged in similar businesses in similar industries. Neither the Company nor any of its subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect. All policies of insurance owned by the Company or any of its subsidiaries are, to the Company’s Knowledge, in full force and effect and the Company and its subsidiaries are in compliance with the terms of such policies. Neither the Company nor any of its subsidiaries has received written notice from any insurer, agent of such insurer or the broker of the Company or any of its subsidiaries that any material capital improvements or any other material expenditures (other than premium payments) are required or necessary to be made in order to continue such insurance. None of the Company or any of its subsidiaries insures risk of loss through any captive insurance, risk retention group, reciprocal group or by means of any fund or pool of assets specifically set aside for contingent liabilities other than as described in the General Disclosure Package.

(dd) The Company has started to implement a system of internal control over financial reporting (as such term is defined in Rule 13a-15 of the General Rules and Regulations under the Exchange Act (the “Exchange Act Rules”)) to comply with the requirements of the Exchange Act and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with AIFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the General Disclosure Package, since the end of the Company’s most recent audited fiscal year, there has been (A) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (B) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company’s internal control over financial reporting is, or upon consummation of the Offering will be, overseen by the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) in accordance with the Exchange Act Rules. Within the next 90 days, the Company does not reasonably expect to publicly disclose or report to the Audit Committee or the Board a significant deficiency, material weakness, change in internal control over financial reporting or fraud involving management or other employees who have a significant role in the internal control over financial reporting (each an “Internal Control Event”), any violation of, or failure to comply with, the U.S. Securities Laws, or any matter which if determined adversely, would have a Material Adverse Effect.

(ee) A member of the Audit Committee has confirmed to the Chief Executive Officer, Chief Financial Officer or General Counsel that, except as set forth in the General Disclosure Package, the Audit Committee is not reviewing or investigating, and neither the Company’s independent auditors nor its internal auditors have recommended that the Audit Committee review or investigate, (i) adding to, deleting, changing the application of or changing the Company’s disclosure with respect to, any of the Company’s material accounting policies, (ii) any matter which could result in a restatement of the Company’s financial statements for any annual or interim period during the current or prior three fiscal years, or (iii) any Internal Control Event.

(ff) The Company and each of its subsidiaries have made and keep books, records and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and its subsidiaries in all material respects.

(gg) The minute books of the Company and each of its subsidiaries that would be a “significant subsidiary” within the meaning of Rules 1-02(w) of Regulation S-X (such significant subsidiary of the Company, a “Significant Subsidiary”) have been made available to the Placement Agents and counsel for the Placement Agents, and such books (i) contain a complete summary or complete minutes, as applicable, of all meetings and actions of the board of directors (including each board committee) and shareholders of the Company (or analogous governing bodies and interest holders, as applicable), and each Significant Subsidiary since January 1, 2005 through the date of the latest meeting and action, and (ii) accurately in all material respects reflect all transactions referred to in such summary or minutes, as applicable.

(hh) There is no franchise agreement, lease, contract, or other agreement or document required by the Securities Act or by the Rules and Regulations to be described in the General Disclosure Package and in the Prospectus or a document incorporated by reference therein or to be filed as an exhibit to the Registration Statements or a document incorporated by reference therein which is not so described or filed therein as required; and all descriptions of any such franchise agreements, leases, contracts, or other agreements or documents contained in the General Disclosure Package and in the Prospectus or in a document incorporated by reference therein are accurate and complete descriptions of such documents in all material respects. Other than as described in the General Disclosure Package, no such franchise agreement, lease, contract or other agreement has been suspended or terminated for convenience or default by the Company or any of the other parties thereto, and neither the Company nor any of its subsidiaries has received notice of and the Company does not have Knowledge of any such pending or threatened suspension or termination.

(ii) No relationship, direct or indirect, exists between or among the Company on the one hand, and the directors, officers, stockholders (or analogous interest holders), customers or suppliers of the Company or any of its affiliates on the other hand, which is required to be described in the General Disclosure Package and the Prospectus or a document incorporated by reference therein and which is not so described.

(jj) No person or entity has the right to require registration of Ordinary Shares, ADSs or other securities of the Company or any of its subsidiaries because of the filing or effectiveness of the Registration Statement or otherwise, except for persons and entities who have expressly waived such right in writing or who have been given timely and proper written notice and have failed to exercise such right within the time or times required under the terms and conditions of such right. Except as described in the General Disclosure Package and the Prospectus, there are no persons with registration rights or similar rights to have any securities registered by the Company or any of its subsidiaries under the Securities Act.

(kk) Neither the Company nor any of its subsidiaries own any “margin securities” as that term is defined in Regulation U of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), and none of the proceeds of the sale of the Units will be used, directly or indirectly, for the purpose of purchasing or carrying any margin security, for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry any margin security or for any other purpose which might cause any of the ADSs to be considered a “purpose credit” within the meanings of Regulation T, U or X of the Federal Reserve Board.

(ll) Other than any contracts or agreements between the Company and the Placement Agents, neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person that would give rise to a valid claim against the Company or the Placement Agents for a brokerage commission, finder’s fee or like payment in connection with the Offering or any transaction contemplated by this Agreement, the Subscription Agreements, the Registration Statement, the General Disclosure Package or the Prospectus.

(mm) The exercise price of each option issued under the Company’s stock option or other employee benefit plans has been no less than the fair market value of an Ordinary Share as determined on the date of grant of such option.  All grants of options were validly issued and properly approved by the board of directors of the Company (or a duly authorized committee thereof) in material compliance with all applicable laws and regulations and recorded in the Company’s financial statements in accordance with GAAP or AIFRS and, to the Company’s Knowledge, no such grants involved “back dating,” “forward dating” or similar practice with respect to the effective date of grant.

(nn) Except as described in the General Disclosure Package and the Prospectus, no subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s properties or assets to the Company or any other subsidiary of the Company.

(oo) Since the date as of which information is given in the General Disclosure Package and the Prospectus through the date hereof, and except as set forth in the General Disclosure Package, neither the Company nor any of its subsidiaries has (i) issued or granted any securities other than options to purchase Ordinary Shares pursuant to the Company’s stock option plan or Ordinary Shares issued upon conversion thereof (ii) incurred any material liability or obligation, direct or contingent, other than liabilities and obligations which were incurred in the ordinary course of business, (iii) entered into any material transaction other than in the ordinary course of business or (iv) declared or paid any dividend on any of its capital stock.

(pp) If applicable, all of the information provided to the Representative or to counsel for the Representative by the Company, its officers and directors and the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with letters, filings or other supplemental information provided to NASD Regulation Inc. pursuant to NASD Conduct rule 2710 or 2720 is true, correct and complete.

(qq) The Company is not a Passive Foreign Investment Company (“PFIC”) within the meaning of Section 1296 of the United States Internal Revenue Code of 1986, as amended, and the Company is not likely to become a PFIC.

(rr) No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in either the General Disclosure Package or the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(ss) The Company is subject to and in compliance in all material respects with the reporting requirements of Section 13 or Section 15(d) of the Exchange Act. The ADSs are registered pursuant to Section 12(b) or 12(g) of the Exchange Act and are listed on the Nasdaq GM, and the Company has taken no action designed to, or reasonably likely to have the effect of, terminating the registration of the ADSs under the Exchange Act or delisting the ADSs from the Nasdaq GM, nor has the Company received any notification that the Commission or the Nasdaq GM is contemplating terminating such registration or listing.

(tt) The Company is in compliance with all provisions of the Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated thereunder or implementing the provisions thereof (the “Sarbanes-Oxley Act”) that are then in effect to the extent such rules, regulations and/or provisions are applicable to it as a foreign private issuer.

(uu) The Company is in compliance with all applicable corporate governance requirements set forth in the rules of the Nasdaq General Marketplace Rules that are then in effect to the extent such requirements are applicable to it as a foreign private issuer.

(vv) Neither the Company nor any of its subsidiaries nor, to the Company’s Knowledge, any employee or agent of the Company or any subsidiary, has (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds or (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

(ww) There are no transactions, arrangements or other relationships between and/or among the Company, any of its affiliates (as such term is defined in Rule 405 of the Rules and Regulations) and any unconsolidated entity, including, but not limited to, any structured finance, special purpose or limited purpose entity that could reasonably be expected to materially affect the Company’s or any of its subsidiaries’ liquidity or the availability of or requirements for its capital resources required to be described in the General Disclosure Package and the Prospectus or a document incorporated by reference therein which have not been described as required.

(xx) There are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees of indebtedness by the Company or any of its subsidiaries to or for the benefit of any of the officers or directors of the Company, any of its subsidiaries or any of their respective family members, except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus. All transactions by the Company with office holders or control persons of the Company have been duly approved by the board of directors of the Company, or duly appointed committees or officers thereof, if and to the extent required under all applicable laws.

(yy) The statistical and market related data included in the Registration Statement, the General Disclosure Package and the Prospectus are based on or derived from sources that the Company believes to be reliable and accurate, and such data agree with the sources from which they are derived.

(zz) The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending, or to the Company’s Knowledge, threatened.

(aaa) Neither the Company nor any of its subsidiaries nor, to the Company’s Knowledge, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(bbb) Neither the Company nor, to the Company’s Knowledge any of its affiliates (within the meaning of NASD Conduct Rule 2720(b)(1)(a)) directly or indirectly controls, is controlled by, or is under common control with, or is an associated person (within the meaning of Article I, Section 1(ee) of the By-laws of the NASD) of, any member firm of the NASD.

(ccc) No further approval of the shareholders of the Company is required for the Company to issue the Ordinary Shares and deliver to the Purchasers the ADSs and the Warrants.

(ddd) The statements in the General Disclosure Package and the Prospectus under the heading “Description of Securities” fairly summarize the matters therein described in all material respects.

(eee) Except as described in the General Disclosure Package and the Prospectus, the Company is in compliance in all material respects with the Australian Corporations Act 2001 (Commonwealth of Australia) (the “Corporations Act”), the Australian Securities Exchange’s (the “ASX”) Listing Rules (the “ASX Listing Rules”), its Constitution and all other applicable laws, except where noncompliance would not, singularly or in the aggregate, be expected to have a Material Adverse Effect.

(fff) The Company is in good standing with the ASX and ASX has not indicated to the Company any intention to suspend or delist the Company.

(ggg) From the date of their issue, the Ordinary Shares will rank equally in all respects, including for future dividends and distributions payable with other ordinary shares of the Company and the Ordinary Shares will be issued free from all encumbrances.

Any certificate signed by or on behalf of the Company and delivered to the Representative or to counsel for the Representative shall be deemed to be a representation and warranty by the Company to the Placement Agents and the Purchasers as to the matters covered thereby.

4. The Closing. The time and date of closing and delivery of the documents required to be delivered to the Representative pursuant to Sections 5 and 7 hereunder shall be at 11:00 A.M., New York time, on July 5, 2007 (unless another time shall be agreed to by the parties hereto, such time herein referred to as the “Closing Date”) at the offices of Ropes & Gray LLP, One International Place, Boston, MA 02110-2624.

5. Further Agreements Of The Company.

(I)  The Company agrees with the Placement Agents and the Purchasers:

(a) to prepare the Rule 462(b) Registration Statement, if necessary, in a form approved by the Representative and file such Rule 462(b) Registration Statement with the Commission by 10:00 P.M., New York time, on the date hereof, and, if applicable, the Company shall at the time of filing either pay to the Commission the filing fee for the Rule 462(b) Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Rules and Regulations; to prepare the Prospectus in a form approved by the Representative containing information previously omitted at the time of effectiveness of the Registration Statement in reliance on Rules 430A, 430B or 430C of the Rules and Regulations and to file such Prospectus pursuant to Rule 424(b) of the Rules and Regulations not later than the second (2nd) business day following the execution and delivery of this Agreement or, if applicable, such earlier time as may be required by Rule 430A of the Rules and Regulations; to notify the Representative immediately of the Company’s intention to file or prepare any supplement or amendment to any Registration Statement or to the Prospectus and to make no amendment or supplement to the Registration Statement, the General Disclosure Package or to the Prospectus to which the Representative shall reasonably object by notice to the Company after a reasonable period to review; to advise the Representative, promptly after it receives notice thereof, of the time when any amendment to any Registration Statement has been filed or becomes effective or any supplement to the General Disclosure Package or the Prospectus or any amended Prospectus has been filed and to furnish the Representative with copies thereof; to file promptly all material required to be filed by the Company with the Commission pursuant to Rules 433(d) or 163(b)(2) of the Rules and Regulations, as the case may be; to file promptly all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) of the Rules and Regulations) is required in connection with the Offering or sale of the Units; to advise the Representative, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus, of the suspension of the qualification of the Units for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement, the General Disclosure Package or the Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus or suspending any such qualification, and promptly to use its best efforts to obtain the withdrawal of such order.

(b) The Company represents and agrees that, unless it obtains the prior consent of the Representative, it has not made and will not make any offer relating to the Units that would constitute a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations unless the prior written consent of the Representative has been received (each, a “Permitted Free Writing Prospectus”); provided that the prior written consent of the Representative hereto shall be deemed to have been given in respect of the General Use Free Writing Prospectus, if any. The Company represents that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, comply with the requirements of Rules 164 and 433 of the Rules and Regulations applicable to any Issuer Free Writing Prospectus, including the requirements relating to timely filing with the Commission, legending and record keeping and will not take any action that would result in any Placement Agent or the Company being required to file with the Commission pursuant to Rule 433(d) of the Rules and Regulations a free writing prospectus prepared by or on behalf of such Placement Agent that such Placement Agent otherwise would not have been required to file thereunder.

(c) If at any time prior to the expiration of nine (9) months after the date of the Prospectus, when a prospectus relating to the Units is required to be delivered (or in lieu thereof, the notice referred to in Rule 173(a) of the Rules and Regulations) any event occurs or condition exists as a result of which the Prospectus as then amended or supplemented would include any untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made when the Prospectus is delivered (or in lieu thereof, the notice referred to in Rule 173(a) of the Rules and Regulations), not misleading, or if it is necessary at any time to amend or supplement any Registration Statement or the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus to comply with the Securities Act or the Exchange Act, that the Company will promptly notify the Representative thereof and upon its request will prepare an appropriate amendment or supplement or upon its request make an appropriate filing pursuant to Section 13 or 14 of the Exchange Act in form and substance reasonably satisfactory to the Representative which will correct such statement or omission or effect such compliance and will use its reasonable best efforts to have any amendment to any Registration Statement declared effective as soon as possible. The Company will furnish without charge to any Placement Agent and to any dealer in securities as many copies as such Placement Agent may from time to time reasonably request of such amendment or supplement. In case any Placement Agent is required to deliver a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) of the Rules and Regulations) relating to the Units nine (9) months or more after the date of the Prospectus, the Company upon the request of such Placement Agent will prepare promptly an amended or supplemented Prospectus as may be necessary to permit compliance with the requirements of Section 10(a)(3) of the Securities Act and deliver to such Placement Agent as many copies as such Placement Agent may request of such amended or supplemented Prospectus complying with Section 10(a)(3) of the Securities Act.

(d) If the General Disclosure Package is being used to solicit offers to buy the Units at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Representative, it becomes necessary to amend or supplement the General Disclosure Package in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, or to make the statements therein not conflict with the information contained or incorporated by reference in the Registration Statement then on file and not superseded or modified, or if it is necessary at any time to amend or supplement the General Disclosure Package to comply with any law, the Company promptly will either (i) prepare, file with the Commission (if required) and furnish to the Placement Agents and any dealers an appropriate amendment or supplement to the General Disclosure Package or (ii) prepare and file with the Commission an appropriate filing under the Exchange Act which shall be incorporated by reference in the General Disclosure Package so that the General Disclosure Package as so amended or supplemented will not, in the light of the circumstances then prevailing, be misleading or conflict with the Registration Statement then on file, or so that the General Disclosure Package will comply with law.

(e) If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or will conflict with the information contained in the Registration Statement, Pricing Prospectus or Prospectus, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof and not superseded or modified or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances prevailing at the subsequent time, not misleading, the Company has promptly notified or will promptly notify the Representative so that any use of the Issuer Free Writing Prospectus may cease until it is amended or supplemented and has promptly amended or will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus in reliance upon, and in conformity with, written information furnished to the Company by any of the Placement Agents specifically for inclusion therein.

(f) To furnish promptly to the Representative and to counsel for the Representative a signed copy of the Registration Statement as originally filed with the Commission, and of each amendment thereto filed with the Commission, including all consents and exhibits filed therewith.

(g) To deliver promptly to the Representative such number of the following documents as the Representative shall reasonably request: (i) conformed copies of the Registration Statement as originally filed with the Commission (in each case excluding exhibits), (ii) each Preliminary Prospectus, (iii) any Issuer Free Writing Prospectus, (iv) the Prospectus (the delivery of the documents referred to in clauses (i), (ii), (iii) and (iv) of this paragraph (g) to be made not later than 10:00 A.M., New York time, on the business day following the execution and delivery of this Agreement), (v) conformed copies of any amendment to the Registration Statement (excluding exhibits), (vi) any amendment or supplement to the General Disclosure Package or the Prospectus (the delivery of the documents referred to in clauses (v) and (vi) of this paragraph (g) to be made not later than 10:00 A.M., New York City time, on the business day following the date of such amendment or supplement) and (vii) any document incorporated by reference in the General Disclosure Package or the Prospectus (excluding exhibits thereto) (the delivery of the documents referred to in clause (vii) of this paragraph (g) to be made not later than 10:00 A.M., New York City time, on the business day following the date of such document).

(h) To make generally available to its shareholders as soon as practicable, but in any event not later than sixteen (16) months after the effective date of each Registration Statement (as defined in Rule 158(c) of the Rules and Regulations), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Securities Act and the Rules and Regulations (including, at the option of the Company, Rule 158).

(i) To take promptly from time to time such actions as the Representative may reasonably request to qualify the Units for offering and sale under the securities or Blue Sky laws of such jurisdictions (domestic or foreign) as the Representative may designate and to continue such qualifications in effect, and to comply with such laws, for so long as required to permit the offer and sale of Units in such jurisdictions; provided that the Company and its subsidiaries shall not be obligated to qualify as foreign corporations in any jurisdiction in which they are not so qualified or to file a general consent to service of process in any jurisdiction.

(j) Upon request, during the period of five (5) years from the date hereof, to deliver to the Representative, (i) as soon as they are available, copies of all reports or other communications furnished to shareholders, and (ii) as soon as they are available, copies of any reports and financial statements furnished or filed with the Commission or any national securities exchange on which the ADSs and Warrant ADSs are listed. However, so long as the Company is subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act and is timely filing reports with the Commission on its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), it is not required to furnish such reports or statements to the Representative.

(k) That the Company will not, for a period of ninety (90) days from the date of this Agreement, (the “Lock-Up Period”) without the prior written consent of the Representative, directly or indirectly offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Ordinary Shares or ADSs or any securities convertible into or exercisable or exchangeable for Ordinary Shares or ADSs, other than the Company’s sale of the Units hereunder and the issuance of restricted Ordinary Shares or ADSs or options to acquire Ordinary Shares or ADSs pursuant to the Company’s employee benefit plans, qualified stock option plans or other employee compensation plans as such plans are in existence on the date hereof and described in the Prospectus and the issuance of Ordinary Shares or ADSs pursuant to the valid exercises of options, warrants or rights outstanding on the date hereof. The Company will cause each executive officer, director, shareholder, optionholder and warrantholder listed in Schedule B to furnish to the Representative, prior to the date of this Agreement, a letter, substantially in the form of Exhibit D hereto, pursuant to which each such person shall agree, among other things, not to directly or indirectly offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any Ordinary Shares or ADSs or any securities convertible into or exercisable or exchangeable for Ordinary Shares or ADSs, not to engage in any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, directly or indirectly, the economic risk of ownership of any Ordinary Shares or ADSs or any such securities and not to engage in any short selling of any Ordinary Shares or ADSs or any such securities, during the Lock-Up Period, without the prior written consent of Cowen. The Company also agrees that during such period, other than for the sale of the Units hereunder, or in relation to the issue of Ordinary Shares or ADSs as a result of the exercise of existing warrants and options of the Company, the Company will not file any registration statement, preliminary prospectus or prospectus, or any amendment or supplement thereto, under the Securities Act for any such transaction or which registers, or offers for sale Ordinary Shares or ADSs or any securities convertible into or exercisable or exchangeable for Ordinary Shares or ADSs, except for a registration statement on Form S-8 relating to employee benefit plans. The Company hereby agrees that (i) if it issues an earnings release or material news, or if a material event relating to the Company occurs, during the last seventeen (17) days of the Lock-Up Period, or (ii) if prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the Lock-Up Period, the restrictions imposed by this paragraph (k) or the letter shall continue to apply until the expiration of the eighteen (18)-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The Company will provide the Representative and each stockholder subject to the Lock-Up Period with prior notice (in accordance with Section 14 hereof) of any such announcement that gives rise to an extension of the Lock-Up Period.

(l) To supply the Representative with copies of all correspondence to and from, and all documents issued to and by, the Commission in connection with the registration of the Units under the Securities Act or the Registration Statement, any Preliminary Prospectus or the Prospectus, or any amendment or supplement thereto or document incorporated by reference therein.

(m) Prior to the Closing Date, to furnish to the Placement Agents, as soon as they have been prepared, copies of any unaudited interim consolidated financial statements of the Company for any periods subsequent to the periods covered by the financial statements appearing in the Registration Statement and the Prospectus.

(n) Prior to the Closing Date, not to issue any press release or other communication directly or indirectly or hold any press conference with respect to the Company, its condition, financial or otherwise, or earnings, business affairs or business prospects (except for routine oral marketing communications in the ordinary course of business and consistent with the past practices of the Company and of which the Representative is notified), without the prior written consent of the Representative, unless in the judgment of the Company and its counsel, and after notification to the Representative, such press release or communication is required by law.

(o) Prior to the Closing Date, not to file with the Commission any document which contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(p) Until the Representative shall notify the Company of the completion of the Offering, the Company will not, and will cause its affiliated purchasers (as defined in Regulation M under the Exchange Act) not to, either alone or with one or more other persons, bid for or purchase, for any account in which it or any of its affiliated purchasers has a beneficial interest, any Ordinary Shares or ADSs, or attempt to induce any person to purchase any Ordinary Shares or ADSs; and not to, and to cause its affiliated purchasers not to, make bids or purchase for the purpose of creating actual, or apparent, active trading in or of raising the price of the Ordinary Shares or ADSs.

(q) Not to take any action prior to the Closing Date which would require the Prospectus to be amended or supplemented.

(r) To at all times comply with all applicable provisions of the Sarbanes-Oxley Act in effect from time to time.

(s) To maintain, at its expense, a depositary for the ADSs.

(t) To comply with the Deposit Agreement and to deposit the Ordinary Shares with the depositary in accordance with the Deposit Agreement.

(u) To apply the net proceeds from the Offering as set forth in the Registration Statement, the General Disclosure Package and the Prospectus under the heading “Use of Proceeds.” The Company shall manage its affairs and investments in such a manner as not to be or become an “investment company” within the meaning of the Investment Company Act and the rules and regulations thereunder.

(v) To use its best efforts to list, subject to notice of issuance, and to maintain the listing of the ADSs on the Nasdaq GM.

(w) To, immediately after the issue of the Ordinary Shares underlying the ADSs to be issued to Purchasers under the Subscription Agreement (but not the Ordinary Shares underlying the Warrant ADSs), give a notice to ASX in accordance with applicable law to enable those Ordinary Shares to be freely traded on ASX from their time of issue.

(x) To use its best efforts to do and perform all things required to be done or performed under this Agreement by the Company prior to the Closing Date and to satisfy all conditions precedent to the delivery of the Units.

6. Payment of Expenses. The Company agrees to pay, or reimburse if paid by the Placement Agents, whether or not the transactions contemplated hereby are consummated or this Agreement is terminated: (a) the costs incident to the authorization, issuance, sale, preparation and delivery of the Units and any taxes payable in that connection; (b) the costs incident to the registration of the Units under the Securities Act; (c) the costs incident to the preparation, printing and distribution of the Registration Statement, the Base Prospectus, any Preliminary Prospectus, any Issuer Free Writing Prospectus, the General Disclosure Package, the Prospectus, any amendments, supplements and exhibits thereto or any document incorporated by reference therein and the costs of printing, reproducing and distributing this Agreement, the Subscription Agreements, the Escrow Agreement and any closing documents by mail, telex or other means of communications; (d) the fees and expenses (including related reasonable fees and expenses of counsel for the Placement Agents) incurred in connection with securing any required review by the NASD of the terms of the sale of the Units and any filings made with the NASD, if applicable; (e) any applicable listing or similar fees; (f) the fees and expenses (including related reasonable fees and expenses of counsel to the Placement Agents) of qualifying the ADSs, the Warrants and the Warrant ADSs under the securities laws of the several jurisdictions as provided in Section 5(I)(i) and of preparing, printing and distributing wrappers, Blue Sky Memoranda and Legal Investment Surveys; (g) the cost of preparing and printing ADRs; (h) all fees and expenses of the Depositary of the ADSs and any custodian appointed under the Deposit Agreement; (i) the reasonable fees, disbursements and expenses of counsel to the Placement Agents, (j) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the Offering, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the officers of the Company and such consultants, including the cost of any aircraft chartered in connection with the road show and (k) all other costs and expenses incident to the Offering or the performance of the obligations of the Company under this Agreement (including, without limitation, the fees and expenses of the Company’s counsel and the Company’s independent accountants) and the fees and expenses of the agent pursuant to Section 16; provided that, the Company shall not be obligated to pay for fees and expenses incurred by the Placement Agents in excess of $100,000 in the aggregate.

7. Conditions to obligations of the Placement Agents and the Purchasers, and the Sale of the Units. The respective obligations of the Placement Agents hereunder and the Purchasers under the Subscription Agreements are subject to the accuracy, when made and as of the Applicable Time and on the Closing Date, of the representations and warranties of the Company contained herein, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder, and to each of the following additional terms and conditions:

(I) The Registration Statement is effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement or any part thereof, preventing or suspending the use of any Base Prospectus, any Preliminary Prospectus, the Prospectus or any Permitted Free Writing Prospectus or any part thereof shall have been issued and no proceedings for that purpose or pursuant to Section 8A under the Securities Act shall have been initiated or threatened by the Commission, and all requests for additional information on the part of the Commission (to be included or incorporated by reference in the Registration Statement or the Prospectus or otherwise) shall have been complied with to the reasonable satisfaction of the Representative; and the Rule 462(b) Registration Statement, if any, each Issuer Free Writing Prospectus (except for a road show), if any, and the Prospectus shall have been filed with, the Commission within the applicable time period prescribed for such filing by, and in compliance with, the Rules and Regulations and in accordance with Section 5(I)(a), and the Rule 462(b) Registration Statement, if any, shall have become effective immediately upon its filing with the Commission; and, if applicable, the NASD shall have raised no objection to the fairness and reasonableness of the terms of this Agreement or the transactions contemplated hereby.

(II) The Placement Agents shall not have discovered and disclosed to the Company on or prior to the Closing Date that the Registration Statement or any amendment or supplement thereto contains an untrue statement of a fact which, in the opinion of counsel for the Representative, is material or omits to state any fact which, in the opinion of such counsel, is material and is required to be stated therein or is necessary to make the statements therein not misleading, or that the General Disclosure Package, any Issuer Free Writing Prospectus or the Prospectus or any amendment or supplement thereto contains an untrue statement of fact which, in the opinion of such counsel, is material or omits to state any fact which, in the opinion of such counsel, is material and is necessary in order to make the statements, in the light of the circumstances in which they were made, not misleading.

(III) All corporate proceedings and other legal matters incident to the authorization, form and validity of each of this Agreement, the Subscription Agreements, the Escrow Agreement, the Units, the Registration Statement, the General Disclosure Package, each Issuer Free Writing Prospectus and the Prospectus and all other legal matters relating to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory in all material respects to counsel for the Representative, and the Company shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

(IV) Ropes & Gray LLP shall have furnished to the Representative such counsel’s written opinion, as U.S. counsel to the Company, addressed to the Placement Agents and dated the Closing Date, substantially in the form attached hereto as Exhibit E-1.

(V) Such counsel shall also have furnished to the Representative a written statement, addressed to the Placement Agents and dated the Closing Date, substantially in the form attached hereto as Exhibit E-2.

(VI) Blake Dawson Waldron shall have furnished to the Representative such counsel’s written opinion, as Australian counsel to the Company, addressed to the Placement Agents and dated the Closing Date, substantially in the form attached hereto as Exhibit E-3.

(VII) Ropes & Gray LLP, intellectual property counsel to the Company, shall have furnished to the Placement Agents such counsel’s written statement, addressed to the Placement Agents and dated the Closing Date, in form and substance reasonably satisfactory to the Representative, substantially in the form attached hereto as Exhibit F.

(VIII) The Representative shall have received from Thelen Reid Brown Raysman & Steiner LLP, counsel for the Placement Agents, such opinion or opinions, addressed to the Placement Agents and dated the Closing Date, with respect to such matters as the Representative may reasonably require, and the Company shall have furnished to such counsel such documents as it reasonably requests for enabling it to pass upon such matters.

(IX) At the time of the execution of this Agreement, the Representative shall have received from Deloitte Touche Tohmatsu a letter, addressed to the Placement Agents, executed and dated such date, in form and substance satisfactory to the Representative (i) confirming that they are an independent registered accounting firm with respect to the Company and its subsidiaries within the meaning of the Securities Act and the Rules and Regulations and PCAOB and (ii) stating the conclusions and findings of such firm, of the type ordinarily included in accountants’ “comfort letters” to underwriters, with respect to the financial statements and certain financial information contained or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus.

(X) On the effective date of any post-effective amendment to any Registration Statement and on the Closing Date, the Representative shall have received a letter (the “bring-down letter”) from Deloitte Touche Tohmatsu addressed to the Placement Agents and dated the Closing Date confirming, as of the date of the bring-down letter (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the General Disclosure Package and the Prospectus, as the case may be, as of a date not more than three (3) business days prior to the date of the bring-down letter), the conclusions and findings of such firm, of the type ordinarily included in accountants’ “comfort letters” to underwriters, with respect to the financial information and other matters covered by its letter delivered to the Placement Agents concurrently with the execution of this Agreement pursuant to paragraph (IX) of this Section 7.

(XI) The Company shall have furnished to the Representative a certificate, dated the Closing Date, of its Chairman of the Board or President and its Chief Financial Officer stating that (i) such officers have carefully examined the Registration Statement, the General Disclosure Package, any Permitted Free Writing Prospectus and the Prospectus and, in their opinion, the Registration Statement and each amendment thereto, at the Applicable Time, as of the date of this Agreement and as of the Closing Date did not include any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and the General Disclosure Package, as of the Applicable Time and as of the Closing Date, any Permitted Free Writing Prospectus as of its date and as of the Closing Date, the Prospectus and each amendment or supplement thereto, as of the respective date thereof and as of the Closing Date, did not include any untrue statement of a material fact and did not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading, (ii) since the Applicable Time, no event has occurred which should have been set forth in a supplement or amendment to the Registration Statement, the General Disclosure Package or the Prospectus, (iii) to their Knowledge, as of the Closing Date, the representations and warranties of the Company in this Agreement are true and correct and the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date, and (iv) there has not been, subsequent to the date of the most recent audited financial statements included or incorporated by reference in the General Disclosure Package, any Material Adverse Effect, except as set forth in the Prospectus.

(XII) At the time of the execution of this Agreement, the Representative shall have received copies of the Subscription Agreements and the Escrow Agreement executed by each Purchaser, Escrow Agent and the Company, as applicable.

(XIII) Since the date of the latest audited financial statements included in the General Disclosure Package or incorporated by reference in the General Disclosure Package as of the date hereof, (i) neither the Company nor any of its subsidiaries shall have sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth in the General Disclosure Package, and (ii) there shall not have been any change in the capital stock or long-term debt of the Company or any of its subsidiaries, or any change, or any development involving a prospective change, in or affecting the business, general affairs, management, financial position, stockholders’ equity or results of operations of the Company and its subsidiaries, otherwise than as set forth in the General Disclosure Package, the effect of which, in any such case described in clause (i) or (ii) of this paragraph (XIII), is, in the judgment of the Representative, so material and adverse as to make it impracticable or inadvisable to proceed with the sale or delivery of the Units on the terms and in the manner contemplated in the General Disclosure Package.

(XIV) No action shall have been taken and no law, statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would prevent the issuance or sale of the Units or materially and adversely affect or potentially materially and adversely affect the business or operations of the Company; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued which would prevent the issuance or sale of the Units or materially and adversely affect or potentially materially and adversely affect the business or operations of the Company.

(XV) Subsequent to the execution and delivery of this Agreement there shall not have occurred any of the following: (i) trading in securities generally on the New York Stock Exchange, Nasdaq GM, American Stock Exchange, Australian Stock Exchange, or in the over-the-counter market, or trading in any securities of the Company on any exchange, except as a result of a request by the Company with the consent of the Representatives, shall have been suspended or materially limited, or minimum or maximum prices or maximum range for prices shall have been established on any such exchange or such market by the Commission, by such exchange or market or by any other regulatory body or governmental authority having jurisdiction, (ii) a banking moratorium shall have been declared by Federal or state authorities or a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or Australia, (iii) the United States or Australia shall have become engaged in hostilities other than hostilities ongoing on the date of this Agreement, or the subject of a material act of terrorism, or there shall have been an outbreak of new hostilities or significant escalation in hostilities involving the United States or Australia, or there shall have been a declaration of a national emergency or war by the United States or Australia or (iv) there shall have occurred such a material adverse change in general economic, political or financial conditions (or the effect of international conditions on the financial markets in the United States or Australia shall be such) as to make it, in the reasonable judgment of the Representative, impracticable or inadvisable to proceed with the sale or delivery of the Units on the terms and in the manner contemplated in the General Disclosure Package and the Prospectus.

(XVI) The Nasdaq GM shall have approved the ADSs and the Warrant ADSs for listing therein, subject only to official notice of issuance.

(XVII) The Placement Agents shall have received on and as of the Closing Date satisfactory evidence of the good standing (or the foreign equivalent thereof) of the Company and its subsidiaries in their respective jurisdictions of organization or formation and their good standing (or the foreign equivalent thereof) as foreign entities in such other jurisdictions as the Representative may reasonably request, in each case in writing or any standard form of telecommunication from the appropriate Governmental Authorities of such jurisdictions.

(XVIII) The Representative shall have received the written agreements, substantially in the form of Exhibit D hereto, of the executive officers, directors, shareholders, optionholders and warrantholders of the Company listed in Schedule B to this Agreement.

(XIX) The Company shall have entered into the Subscription Agreements with each of the Purchasers and such agreements shall be in full force and effect.

(XX) The Company shall have entered into an Escrow Agreement with each of the Placement Agents and an escrow agent and such agreement shall be in full force and effect.

(XXI) The Deposit Agreement shall be in full force and effect.

(XXII) The Company shall have prepared and filed with the Commission a Current Report on Form 6-K including as an exhibit thereto this Agreement

(XXIII) On the date of its first use, the Company shall have prepared and filed with the Commission an Issuer Free Writing Prospectus, substantially in the form attached hereto as Exhibit G.

(XXIV) The Company shall have issued and delivered the Placement Agent Warrants to the Placement Agents.

(XXV)  On or prior to the Closing Date, the Company shall have furnished to the Placement Agents such further certificates and documents as any Placement Agent may reasonably request.

All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Representative.

8. INDEMNIFICATION AND CONTRIBUTION.

(I) The Company shall indemnify and hold harmless each Placement Agent, its directors, officers, managers, members, employees, representatives and agents and each person, if any, who controls any Placement Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively the “Placement Agent Indemnified Parties,” and each a “Placement Agent Indemnified Party”) against any loss, claim, damage, expense or liability whatsoever (or any action, investigation or proceeding in respect thereof), joint or several, to which such Placement Agent Indemnified Party may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, expense, liability, action, investigation or proceeding arises out of or is based upon (A) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) of the Rules and Regulations, any Registration Statement or the Prospectus, or in any amendment or supplement thereto or document incorporated by reference therein, or (B) the omission or alleged omission to state in any Preliminary Prospectus, any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) of the Rules and Regulations, any Registration Statement or the Prospectus, or in any amendment or supplement thereto or document incorporated by reference therein, a material fact required to be stated therein or necessary to make the statements therein not misleading, or (C) any breach of the representations and warranties of the Company contained herein or the failure of the Company to perform its obligations hereunder or pursuant to any law or any act or failure to act, or any alleged act or failure to act, by the Placement Agent in connection with, or relating in any manner to, the Units or the Offering, and which is included as part of or referred to in any loss, claim, damage expense, liability, action, investigation or proceeding arising out of or based upon matters covered by subclause (A), (B) or (C) above of this Section 8(I) (provided that the Company shall not be liable in the case of any matter covered by this subclause (C) to the extent that it is determined in a final judgment by a court of competent jurisdiction that such loss, claim, damage, expense or liability resulted primarily from any such act or failure to act undertaken or omitted to be taken by such Placement Agent through its gross negligence or willful misconduct) and shall reimburse each Placement Agent Indemnified Party promptly upon demand for any legal fees or other expenses reasonably incurred by that Placement Agent Indemnified Party in connection with investigating, or preparing to defend, or defending against, or appearing as a third party witness in respect of, or otherwise incurred in connection with, any such loss, claim, damage, expense, liability, action, investigation or proceeding, as such fees and expenses are incurred; provided, however, that the Company and the subsidiaries shall not be liable in any such case to the extent that any such loss, claim, damage, expense or liability arises out of or is based upon an untrue statement or alleged untrue statement in, or omission or alleged omission from any Preliminary Prospectus, any Registration Statement or the Prospectus, or any such amendment or supplement thereto, or any Issuer Free Writing Prospectus made in reliance upon and in conformity with written information furnished to the Company by the Representative by or on behalf of any Placement Agent specifically for use therein, which information the parties hereto agree is limited to the Placement Agents’ Information (as defined in Section 17). The indemnity agreement in this Section 8(I) is not exclusive and is in addition to any other liability which the Company might have under this Agreement or otherwise, and shall not limit any rights or remedies which may otherwise be available under this Agreement, at law or in equity to any Placement Agent Indemnified Party.

(II) Each Placement Agent, severally and not jointly, shall indemnify and hold harmless the Company and its directors, its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively the “Company Indemnified Parties” and each a “Company Indemnified Party”) against any loss, claim, damage, expense or liability whatsoever (or any action, investigation or proceeding in respect thereof), joint or several, to which such Company Indemnified Party may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, expense, liability, action, investigation or proceeding arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) of the Rules and Regulations, any Registration Statement or the Prospectus, or in any amendment or supplement thereto, or (ii) the omission or alleged omission to state in any Preliminary Prospectus, any Issuer Free Writing Prospectus, any Registration Statement or the Prospectus, or in any amendment or supplement thereto, a material fact required to be stated therein or necessary to make the statements therein not misleading, but in each case only to the extent that the untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by the Representative by or on behalf of any Placement Agent specifically for use therein, which information the parties hereto agree is limited to the Placement Agents’ Information as defined in Section 17, and shall reimburse the Company Indemnified Parties for any legal or other expenses reasonably incurred by such party in connection with investigating or preparing to defend or defending against or appearing as third party witness in connection with any such loss, claim, damage, liability, action, investigation or proceeding, as such fees and expenses are incurred. Notwithstanding the provisions of this Section 8(II), in no event shall any indemnity by the Placement Agent under this Section exceed the total compensation received by such Placement Agent in accordance with Section 2(V). This indemnity agreement is not exclusive and will be in addition to any liability which any Placement Agent might otherwise have and shall not limit any rights or remedies which may otherwise be available under this Agreement, at law or in equity to the Company Indemnified Parties.

(III) Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, the indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under this Section 8, notify such indemnifying party in writing of the commencement of that action; provided, however, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have under this Section 8 except to the extent it has been materially prejudiced by such failure; and, provided, further, that the failure to notify an indemnifying party shall not relieve it from any liability which it may have to an indemnified party otherwise than under this Section 8. If any such action shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense of such action with counsel reasonably satisfactory to the indemnified party (which counsel shall not, except with the written consent of the indemnified party, be counsel to the indemnifying party). After notice from the indemnifying party to the indemnified party of its election to assume the defense of such action, except as provided herein, the indemnifying party shall not be liable to the indemnified party under Section 8 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense of such action other than reasonable costs of investigation; provided, however, that any indemnified party shall have the right to employ separate counsel in any such action and to participate in the defense of such action but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be at the expense of such indemnified party unless (i) the employment thereof has been specifically authorized in writing by the Company in the case of a claim for indemnification under Section 8(I) or the Representative in the case of a claim for indemnification under Section 8(II), (ii) such indemnified party shall have been advised by its counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying party or (iii) the indemnifying party has failed to assume the defense of such action and employ counsel reasonably satisfactory to the indemnified party within a reasonable period of time after notice of the commencement of the action or the indemnifying party does not diligently defend the action after assumption of the defense, in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of (or, in the case of a failure to diligently defend the action after assumption of the defense, to continue to defend) such action on behalf of such indemnified party and the indemnifying party shall be responsible for legal or other expenses subsequently incurred by such indemnified party in connection with the defense of such action; provided, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time for all such indemnified parties (in addition to any local counsel), which firm shall be designated in writing by the Representative if the indemnified parties under this Section 8 consist of any Placement Agent Indemnified Party or by the Company if the indemnified parties under this Section 8 consist of any Company Indemnified Parties. Subject to this Section 8, the amount payable by an indemnifying party under Section 8 shall include, but not be limited to, (x) reasonable legal fees and expenses of counsel to the indemnified party and any other expenses in investigating, or preparing to defend or defending against, or appearing as a third party witness in respect of, or otherwise incurred in connection with, any action, investigation, proceeding or claim, and (y) all amounts paid in settlement of any of the foregoing. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of judgment with respect to any pending or threatened action or any claim whatsoever, in respect of which indemnification or contribution could be sought under this Section 8 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party in form and substance reasonably satisfactory to such indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party. Subject to the provisions of the following sentence, no indemnifying party shall be liable for settlement of any pending or threatened action or any claim whatsoever that is effected without its written consent (which consent shall not be unreasonably withheld or delayed), but if settled with its written consent, if its consent has been unreasonably withheld or delayed or if there be a judgment for the plaintiff in any such matter, the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss or liability by reason of such settlement or judgment. In addition, if at any time an indemnified party shall have requested that an indemnifying party reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Sections 8(I) or (II) effected without its written consent if (i) such settlement is entered into more than forty-five (45) days after receipt by such indemnifying party of the request for reimbursement, (ii) such indemnifying party shall have received notice of the terms of such settlement at least thirty (30) days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(IV) If the indemnification provided for in this Section 8 is unavailable or insufficient to hold harmless an indemnified party under Section 8(I), then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid, payable or otherwise incurred by such indemnified party as a result of such loss, claim, damage, expense or liability (or any action, investigation or proceeding in respect thereof), as incurred, (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and such Placement Agent on the other from the Offering, or (ii) if the allocation provided by clause (i) of this Section 8(IV) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) of this Section 8(IV) but also the relative fault of the Company on the one hand and such Placement Agent on the other with respect to the statements, omissions, acts or failures to act which resulted in such loss, claim, damage, expense or liability (or any action, investigation or proceeding in respect thereof) as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and such Placement Agent on the other with respect to such Offering shall be deemed to be in the same proportion as the total net proceeds from the offering of the Units purchased pursuant to the Subscription Agreements (before deducting expenses) received by the Company bear to the total fees received by such Placement Agent with respect to the Offering, in each case as set forth in the table on the cover page of the Prospectus. The relative fault of the Company on the one hand and such Placement Agent on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or such Placement Agent on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement, omission, act or failure to act; provided that the parties hereto agree that the written information furnished to the Company by the Representative by or on behalf of any Placement Agent for use in the Preliminary Prospectus, any Registration Statement or the Prospectus, or in any amendment or supplement thereto, consists solely of the Placement Agents’ Information as defined in Section 17.

(V) The Company and the Placement Agents agree that it would not be just and equitable if contributions pursuant to Section 8(IV) above were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to Section 8(IV) above. The amount paid or payable by an indemnified party as a result of the loss, claim, damage, expense, liability, action, investigation or proceeding referred to in Section 8(IV) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating, preparing to defend or defending against or appearing as a third party witness in respect of, or otherwise incurred in connection with, any such loss, claim, damage, expense, liability, action, investigation or proceeding. Notwithstanding the provisions of this Section 8(V), the Placement Agents shall not be required to contribute any amount in excess of the total compensation received by such Placement Agent in accordance with Section 2(V) less the amount of any damages which such Placement Agent has otherwise paid or become liable to pay by reason of any untrue or alleged untrue statement, omission or alleged omission, act or alleged act or failure to act or alleged failure to act. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Placement Agents’ obligations to contribute as provided in this Section are several in proportion to their respective placement obligations and not joint.

9. Termination. The obligations of the Placement Agents hereunder and of the Purchasers under the Subscription Agreements may be terminated by the Representative, in its absolute discretion by notice given to the Company prior to delivery of and payment for the Units if, prior to that time, any of the events described in Sections 7(XIII), 7(XIV) or 7(XV) have occurred or if the Purchasers shall decline to purchase the Units for any reason permitted under this Agreement or the Subscription Agreements. The Company hereby acknowledges that in the event that this Agreement is terminated by the Representative pursuant to the terms hereof, the Subscription Agreements shall automatically terminate without any further action on the part of the parties thereto.

10. Reimbursement of Placement Agents’ Expenses. Notwithstanding anything to the contrary in this Agreement, if (a) this Agreement shall have been terminated pursuant to Section 9, (b) the Company shall fail to tender the Units for delivery to the Purchasers for any reason not permitted under this Agreement or the Subscription Agreements, (c) the Purchasers shall decline to purchase the Units for any reason permitted under this Agreement or the Subscription Agreements or (d) the sale of the Units is not consummated because any condition to the obligations of the Placement Agents or the Purchasers set forth herein is not satisfied or because of the refusal, inability or failure on the part of the Company to perform any agreement herein or to satisfy any condition or to comply with the provisions hereof, then in addition to the payment of amounts in accordance with Section 6, the Company shall reimburse the Placement Agents for the reasonable fees and expenses of Placement Agents’ counsel and for such other out-of-pocket expenses as shall have been reasonably incurred by it in connection with this Agreement and the proposed purchase of the Units, including, without limitation, reasonable travel and lodging expenses of the Placement Agents, and upon demand the Company shall pay the full amount thereof to the Representative in full satisfaction of all payments due to the Payment Agents under this Section 10.

11. Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

(a) the Placement Agents’ responsibility to the Company is solely contractual in nature, the Placement Agents have been retained solely to act as placement agents in connection with the Offering and no fiduciary, advisory or agency relationship between the Company and the Placement Agents has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether the Placement Agents has advised or is advising the Company on other matters;

(b) the price of the Units set forth in this Agreement was established by the Company following discussions with the Placement Agents and arms-length negotiations with the Purchasers, and the Company is capable of evaluating and understanding, and understands and accepts, the terms, risks and conditions of the transactions contemplated by this Agreement;

(c) it has been advised that the Placement Agents and their respective affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that the Placement Agents have no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

(d) it waives, to the fullest extent permitted by law, any claims it may have against the Placement Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Placement Agents shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including stockholders, employees or creditors of the Company.

12. Successors; Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the Placement Agents, the Company and their respective successors and assigns. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, other than the persons mentioned in the preceding sentence, any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person; except that the representations, warranties, covenants, agreements and indemnities of the Company contained in this Agreement shall also be for the benefit of the Placement Agent Indemnified Parties, and the indemnities of the Placement Agents shall be for the benefit of the Company Indemnified Parties. It is understood that Placement Agents’ responsibility to the Company is solely contractual in nature and the Placement Agents do not owe the Company, or any other party, any fiduciary duty as a result of this Agreement. No Purchaser shall be deemed to be a successor or assign by reason merely of such purchase.

13. Survival of Indemnities, Representations, Warranties, etc.  The respective indemnities, covenants, agreements, representations, warranties and other statements of the Company and the Placement Agents, as set forth in this Agreement or made by them respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation made by or on behalf of the Placement Agents, the Company, the Purchasers or any person controlling any of them and shall survive delivery of and payment for the Units. Notwithstanding any termination of this Agreement, including without limitation any termination pursuant to Section 9, the indemnities, covenants, agreements, representations, warranties and other statements forth in Sections 3, 6, 8, and 10 and Sections 11 through 20, inclusive, of this Agreement shall not terminate and shall remain in full force and effect at all times.

14. Notices. All statements, requests, notices and agreements hereunder shall be in writing, and:

(a) if to the Representative and/or the Placement Agents, shall be delivered or sent by mail, telex, facsimile transmission or email to Cowen and Company, LLC, Attention: Head of Equity Capital Markets, Fax: 646-562-1249 with a copy to the General Counsel, Fax: 646-562-1861; and

(b) if to the Company shall be delivered or sent by mail, telex, facsimile transmission or email to: Lori H. Freedman, Esq., Vice President, Corporate Affairs, General Counsel and Secretary, Fax: (617) 926-5050, email lfreedman@psivida.com with a copy (which shall not constitute notice) to Ropes & Gray LLP, Attention: Christopher J. Austin, Esq., One International Place, Boston, MA 02110, Fax: 617-235-0449, E-mail: christopher.austin@ropesgray.com.

Any such statements, requests, notices or agreements shall take effect at the time of receipt thereof.

15. Definition of Certain Terms. For purposes of this Agreement, “business day” means any day on which the New York Stock Exchange, Inc. is open for trading.

16. Governing Law, Agent For Service and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, including without limitation Section 5-1401 of the New York General Obligations. The Company and each of its subsidiaries irrevocably appoints Ropes & Gray LLP, with offices at 1211 Avenue of the Americas, New York, NY 10036-8704 (and its successors) as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company or its subsidiaries by the person serving the same to the address provided in Section 14, shall be deemed in every respect effective service of process upon the Company or its subsidiaries, as applicable in any such suit or proceeding. The Company or its subsidiaries irrevocably (a) submits to the non-exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan in The City of New York for the purpose of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated by this Agreement, the Registration Statement and any Preliminary Prospectus or the Prospectus, (b) agrees that all claims in respect of any such suit, action or proceeding may be heard and determined by any such court, (c) waives to the fullest extent permitted by applicable law, any immunity from the jurisdiction of any such court or from any legal process, (d) agrees not to commence any such suit, action or proceeding other than in such courts, and (e) waives, to the fullest extent permitted by applicable law, any claim that any such suit, action or proceeding is brought in an inconvenient forum.

17. Placement Agents’ Information. The parties hereto acknowledge and agree that, for all purposes of this Agreement, the Placement Agents’ Information consists solely of the following information in the Prospectus: (i) the last paragraph on the front cover page concerning the terms of the Offering; and (ii) the statements concerning the Placement Agents set forth in the fifth paragraph under the heading “Plan of Distribution.”

18. Authority of the Representative. In connection with this Agreement, Cowen will act for and on behalf of the Placement Agents, and any action taken under this Agreement by the Representative, will be binding on all the Placement Agents. JMP authorizes Cowen to manage the Offering and to take such action in connection therewith as Cowen in its sole discretion deems appropriate or desirable, consistent with the provisions of the Agreement Among Underwriters previously entered into between Cowen and JMP taking into account that the Offering will be in the form of a best efforts placement and not a firm commitment underwriting.

19. Partial Unenforceability. The invalidity or unenforceability of any section, paragraph, clause or provision of this Agreement shall not affect the validity or enforceability of any other section, paragraph, clause or provision hereof. If any section, paragraph, clause or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

20. General. This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. In this Agreement, the masculine, feminine and neuter genders and the singular and the plural include one another. The section headings in this Agreement are for the convenience of the parties only and will not affect the construction or interpretation of this Agreement. This Agreement may be amended or modified, and the observance of any term of this Agreement may be waived, only by a writing signed by the Company and each Placement Agent.

21. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

If the foregoing is in accordance with your understanding of the agreement among the Company and the Placement Agents, kindly indicate your acceptance in the space provided for that purpose below.

Very truly yours, PSIVIDA LIMITED

By:	By: /s/ Lori Freedman
Name: Lori Freedman Title: Vice President, Corporate Affairs, General Counsel and Secretary

Accepted as of the date first above written:

COWEN AND COMPANY, LLC

By: /s/ Gregg Smith
Name: Gregg Smith Title: Managing Director

JMP SECURITIES LLC

By: /s/ Carter Mack
Name: Carter Mack Title: Co-President, Director of Investment Banking